UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

                             Amendment No.:  2

                           CASTLE BANCGROUP, INC.
                   -------------------------------------
                              (Name of Issuer)

                      COMMON STOCK, $.33 1/3 par value
                   --------------------------------------
                       (Title of Class of Securities)

                                 14842P107
                  ---------------------------------------
                               (CUSIP Number)

                              February 1, 2000
                   --------------------------------------
          (Date of event which requires filing of this statement)

   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

             /    / Rule 13d-1(b)
             /  x / Rule 13d-1(c)
             /    / Rule 13d-1 (d)

   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1.   Name of  Reporting Person
        Ernest A. Basler

   2.   Check the Appropriate Box if a Member of  a Group (a) /     /
        Not Applicable                                    (b) /  X /
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   3.   SEC Use Only
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   4.   Citizenship of Place of Organization:   USA
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   Number of Shares Beneficially Owned by Each Reporting Person With







   5.   Sole Voting Power:                  74,976

   6.   Shared Voting Power:               200,450

   7.   Sole Dispositive Power:             74,976

   8.   Shared Dispositive Power:          200,450
   ---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially
        Owned by Each Reporting Person:    275,426
   ----------------------------------------------------------------------
   10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares    /     /
   ----------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9):    6.28%
   ----------------------------------------------------------------------
   12.  Type of Reporting Person:          IN
   ----------------------------------------------------------------------

   ITEM 1.         ISSUER INFORMATION

   (a)  Name of Issuer:               Castle BancGroup, Inc., a Delaware
                                      Corporation
   (b)  Address of Issuer's
        Principal Executive Offices:  121 W. Lincoln Hwy.

                                      DeKalb, Il. 60115


   ITEM 2.   IDENTITY AND BACKGROUND

   (a)  Name of Person Filing:        Ernest A. Basler

   (b)  Residence:                    515 East Fourth Street
                                      Sandwich, Il. 60548-1715

   (c)  Citizenship:                  USA

   (d)  Title of Class of Securities: Common Stock, $.33 1/3
                                      par value per share

   (e)  CUSIP Number:                 14842P107


   ITEM 3. If this statement is filed pursuant to Rule 13d-1(b) (1) or 13d-2(b) or (c) check whether the person filing is:

   (a)  /   /     Brokers or dealer registered under Section 15 of the
                  Act,
   (b)  /   /     Bank as defined in Section 3(a)(6) of the Act,

   (c)  /   /     Insurance Company as defined in Section 3(a) (19) of
                  the Act,







   (d)  /   /     Investment Company registered under Section 8 of the
                  Investment Company Act of 1940,

   (e)  /   /     Investment adviser in accordance with 13d-
                  1(b)(1)(ii)(E),

   (f)  /   /     Employee benefit plan or endowment fund in accordance
                  with 13d-1(b)(1)(ii)(F),

   (g)  /   /     Parent Holding Company or control person, in accordance
                  with Rule 13d-1(b)(ii)(G),

   (h)  /   /     Savings association as defined in Section 3 (b) of the
                  Federal Deposit Insurance Act,

   (i)  /   /     Church plan excluded from the definition of an
                  investment company under Section 3 (c)(14) of the Investment Company Act of 1940,

   (j)  /   /     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check
   this box.   / X /


   ITEM 4.   OWNERSHIP

   (a)  Amount beneficially owned:    275,426

   (b)  Percent of Class:             6.28%

   (c)  Number of shares as to which person has:

        -Sole power to vote or to direct the vote:              74,976

        -Shared power to vote or to direct the vote:           200,450

        -Sole power to dispose or direct the disposition of:    74,976

        -Shared power to dispose or direct the disposition of: 200,450


   ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  N/A


   ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON

                  Mr. Basler owns 200,450 jointly (JTWROS) with his wife, Shirley M. Basler.







   ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A


   ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP

                  N/A


   ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

                  N/A


   ITEM 10.       CERTIFICATIONS

   (a)            N/A

   (b) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:    February 1, 2000    /s/ Ernest A. Basler
                                 ---------------------------------------
                                 Ernest A. Basler